CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ~

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

◆ (ALSO ADMITTED IN ENGLAND & WALES)

~ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ___________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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October 26, 2018

Confidential

Mail Stop 3561

Ms. Mara L. Ransom, Assistant Director

Mr. Parhaum J. Hamidi, Special Counsel

Ms. Jennifer López, Staff Attorney

Mr. Scott Stringer, Staff Accountant

Ms. Robyn Manuel, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Meili Inc.

Confidential Submission of the Revised Draft Registration

Statement on Form F-1

Dear Ms. Ransom, Mr. Hamidi, Ms. López, Mr. Stringer and Ms. Manuel:

On behalf of our client, Meili Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Company’s revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR for confidential review.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Company’s draft registration statement on Form F-1 confidentially submitted on October 5, 2018.

Securities and Exchange Commission

October 26, 2018

Concurrently with the submission of the Revised Draft Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the comments No. 29 contained in the letter from the Staff dated August 29, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s response. We have included page references in the Revised Draft Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to addressing the comments No. 29 contained in the Staff’s letter dated August 29, 2018, the Company has included in the Revised Draft Registration Statement (i) the graphics and artwork that it intends to use, (ii) its unaudited consolidated condensed financial statements as of September 30, 2017 and 2018 and for the six-month periods ended September 30, 2017 and 2018, and (iii) other information and data to reflect recent developments.

Comments No. 29 in the Staff’s letter dated August 29, 2018

Limitations on Obligations and Liability

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs, page 153

29.

We note your disclosures on page 154 that each party to the deposit agreement “irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against the depositary or [y]our company related to [y]our shares, the ADSs or the deposit agreement,” and on page 156 indicating that shareholders may be subject to arbitration on all matters related to the deposit agreement. Please revise to clarify whether these provisions apply to claims made under the federal securities laws.

The Company respectfully advises the Staff that the “Jury Trial Waiver” provision in the deposit agreement applies to claims under the U.S. federal securities laws to the extent permitted by law. If the Company or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the Company’s knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, the Company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. The Company believes that this is the case with respect to the deposit agreement and the ADSs.

Securities and Exchange Commission

October 26, 2018

In response to the Staff’s comment, the Company has included additional disclosure on page 169 of the Revised Draft Registration Statement and a risk factor on page 52 of the Revised Draft Registration Statement regarding the impact of the “Jury Trial Waiver” clause in the deposit agreement on the rights of ADS holders. The disclosure addresses potential enforceability issues and clarifies that by agreeing to the “Jury Trial Waiver” provision, ADS holders will not be deemed to have waived the Company’s or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

In response to the Staff’s comment, the Company has included disclosure on page 170 of the Revised Draft Registration Statement to clarify that the arbitration provision in the deposit agreement applies to U.S. federal securities laws claims asserted by the depositary or an ADS holder against the Company.

*        *        *

Securities and Exchange Commission

October 26, 2018

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Steven Zhao, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 212 323-3273 or via e-mail at steven.zhao@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Qi Chen, Chairman of the Board of Directors and Chief Executive Officer, Meili Inc.

Helen Ting Wu, Chief Financial Officer, Meili Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Steven Zhao, Partner, PricewaterhouseCoopers Zhong Tian LLP

James Lin, Esq., Partner, Davis Polk & Wardwell LLP